EXHIBIT 99.1

Endeavour Silver Signs Definitive Agreement to Sell the El Cubo Mine in Guanajuato, Mexico to VanGold Mining; Endeavour to be Added to the S&P/TSX Composite and NYSE Arca Gold Miners (GDX ETF) Indices

VANCOUVER, British Columbia, March 17, 2021 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (TSX: EDR, NYSE: EXK) (“Endeavour”) announces that it has signed a definitive agreement to sell the El Cubo mine in Guanajuato, Mexico to VanGold Mining Corp. (“VanGold”) for $15 million in cash and share payments plus up to $3 million in contingent payments (all dollar amounts in USD unless otherwise noted).

VanGold will pay $15,000,000 to Endeavour as follows:

  A non-refundable down-payment of $500,000 cash (received).
  $7.0 million cash payment on closing, anticipated by the end of March 2021.
  $5.0 million in VanGold common shares on closing, priced at $0.2344 (CAD$0.30) per share for a total of 21,331,058 VanGold shares representing approximately 11.3% of the issued shares.
  $2.5 million promissory note due 12 months from the closing date.

Endeavour has agreed to (a) abstain from voting its shares of VanGold, other than as recommended by VanGold’s management, for a period of two years from the closing date and (b) a 12-month restriction on the resale of any VanGold shares acquired in this transaction.

VanGold has also agreed to pay Endeavour up to an additional $3.0 million in contingent payments based on the following:

  $1.0 million upon VanGold producing 3,000,000 silver equivalent ounces at El Cubo mill, derived from either the El Cubo or El Pinguico project.
  $1.0 million if the price of gold closes at or above $2,000 per ounce for 20 consecutive days within two years after closing.
  $1.0 million if the price of gold closes at or above $2,200 per ounce for 20 consecutive days within three years after closing.

Endeavour also announces its common shares will be be added to the S&P/TSX Composite and the NYSE Arca Gold Miners (GDX ETF) Indices effective after market close on Friday March 19, 2021, as per their respective Q1, 2021 rebalances, as announced on Friday March 12, 2021.

Bradford Cooke, Endeavour CEO, commented, “Inclusion in these two major indices is a great milestone for the Company, validating our recent success and providing greater visibility to investors. Constituents of these indices receive both an increase in the company profile and inclusion in mutual and pension funds that use these indices as benchmarks.”

The S&P/TSX Composite Index is the benchmark index for the Canadian equity market. It is the broadest measure of the S&P/TSX family and tracks approximately 250 companies. For more information, visit: www.standardandpoors.com.

The NYSE Arca Gold Miners Index is a modified market capitalization weighted index comprised of approximately 50 publicly traded companies primarily involved in the mining of gold and silver globally, and it is the underlying index to the VanEck Vectors Gold Miners ETF (GDX). For more information, visit: www.nyse.com.

About Endeavour Silver – Endeavour Silver Corp. is a mid-tier precious metals mining company that owns and operates three high-grade, underground, silver-gold mines in Mexico. Endeavour is currently advancing the Terronera mine project towards a development decision and exploring its portfolio of exploration and development projects in Mexico and Chile to facilitate its goal to become a premier senior silver producer. Our philosophy of corporate social integrity creates value for all stakeholders.

SOURCE Endeavour Silver Corp.

Contact Information
Galina Meleger, Director Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804

Email: gmeleger@edrsilver.com
Website: www.edrsilver.com

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Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding closing of the sale of El Cubo, Endeavour’s anticipated performance in 2021 including changes in mining operations and production levels, the timing and results of various activities and the impact of the COVID 19 pandemic on operations. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, production levels, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include but are not limited to the ultimate impact of the COVID 19 pandemic on operations and results, changes in production and costs guidance, national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; financial risks due to precious metals prices, operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to:closing of the sale of El Cubo the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.